Exhibit 99.2

NICE Partners with Firstsource Solutions to Enhance the Customer Experience

Ra’anana, Israel, and Mumbai, India, July 6, 2015 – NICE Systems (NASDAQ: NICE), a worldwide leading provider of real-time analytics solutions, and Firstsource Solutions Limited (NSE:FSL, BSE:532809), a global provider of customized Business Process Management (BPM) services and a RP-Sanjiv Goenka Group company, today announced a partnership. As part of the partnership, Firstsource will leverage the robust capabilities of NICE Interaction Analytics to help its clients enhance the end-user experience.

The NICE solution will enable Firstsource to uncover business insights by automatically analyzing, identifying, quantifying and monitoring customer interactions based on multiple dimensions. Additionally, the solution will help quickly uncover root causes and detect hidden correlations to better understand and predict customer behavior, leading to actionable business decisions.

Firstsource is using the solution across various sites to meet the following business needs:

•	Efficient quality monitoring: Quality processes can leverage the insights from automated Interaction Analytics, making it easier to track and audit all calls and take action when necessary
•	Data collection and tagging: Following an interaction, the data can be used for post-call analysis and further service improvements
•	Delivering actionable insights: The implementation lays the foundation for real-time analytics to deliver actionable insight to the agents during the call
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Customer experience transformation: By pinpointing the drivers of customer interactions and the underlying causes of dissatisfaction, Firstsource can boost agent performance, rectify shortcomings, and amplify strengths in processes and service delivery to transform the customer experience

Rajesh Subramaniam, Managing Director and Chief Executive Office, Firstsource Solutions Limited, said, “The dynamic nature of the marketplace is helping us constantly look at innovative ways to enrich customer experiences for our clients and this in turn is helping positively impact their business metrics. Through our collaborative efforts with NICE Systems, we will continue to strengthen our service capabilities to enable rapid businesses transformation and achieve customer centricity across sectors and geographies.”

Raghav Sahgal, President of NICE APAC, said, “NICE Interaction Analytics is the cornerstone of quality management and coaching, providing critical insights that lead to action. By implementing this solution, Firstsource Solutions will help its clients better understand their customers, while ensuring employees are engaged and ready for every interaction, leading to the perfect customer experience. We believe they will also benefit from increased customer satisfaction, higher revenues, and reduced call volume.”

About Firstsource
Firstsource Solutions Limited, a RP-Sanjiv Goenka Group company (NSE: FSL, BSE: 532809, Reuters: FISO.BO, Bloomberg: FSOL@IN), is a leading global provider of customized Business Process Management (BPM) services to the Healthcare, Telecom & Media and Banking & Financial Services industries. The company’s clients include Fortune 500, FTSE 100 & Nifty 50 companies. Firstsource has a “rightshore” delivery model with operations in India, Philippines, Sri Lanka, UK and U.S. (www.firstsource.com)

Firstsource Solutions Ltd. Media Contact
Melissa Rodrigues, +91 9833643485, melissa.rodrigues@firstsource.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Sahgal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.